Filed by ILG, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Introduction

Jeff Hansen:

First off, it is great to see all of you together for such a wonderful event.  Looking around the room I see a lot of familiar faces, some from each company, but I see a lot more that are new, and I can assume that many of you feel the same way.  So before we get started let’s do something, everyone stand up and find the closest person to you that you don’t know and introduce yourself.

Ok, let’s take our seats and get ready to begin.

For those of you who do not know me, I am Jeff Hansen, Vice President of Investor Relations for Marriott Vacations Worldwide and I am very pleased to be with you today.  For those of you who do know me, let me apologize in advance for mine being the first face you see, but don’t worry, I don’t plan to take very long.

Now, the fun stuff.  So as it turns out I drew the short straw in the law department Holiday secret Santa, which means I get to give the legal reminders, so if you don’t mind, I will need your attention as we cover a few necessary and important items.

This event is being recorded and will be available for replay on each company’s websites.  I also want to remind everyone that as we talk about combining our companies, some of what we discuss would be considered forward looking statements and that, because they are subject to risks and uncertainties, future events could differ materially from what we expect today.

Additionally, please keep in mind that, until closing, MVW and ILG are separate companies with separate businesses.  This means that associates of MVW and ILG may not coordinate or integrate our businesses, or otherwise act in that manner, prior to closing.  Neither company’s associates should attempt to or in fact control, dictate, or influence the business of the other prior to closing.  Each company must continue to exercise its own unilateral business judgment and act in its own independent best interest before closing.  And lastly, ALL integration efforts must be done through the formal process, do not reach out to your counterparts on your own without express direction from someone on the integration team.

Ok…  so we’ve all met a few new friends, and we’ve all been told that until this transaction closes, we are separate companies and need to continue to act in that manner, so with no further ado, let’s get to why everyone is here.  It is my distinct pleasure to introduce our speakers today; Craig Nash, Chairman, President and CEO of ILG and Mr. Steve Weisz, President and CEO of Marriott Vacations Worldwide.  Steve…

Steve Weisz:

Thanks very much, Jeff.

Thanks so much for joining us for our first MVW and ILG joint town hall.  It’s a pleasure to be with you!

Today’s event marks a milestone in what promises to be an exciting future for our organizations … for you – our associates – our customers, and the shareholders we serve.

Speaking for the team at Marriott Vacations Worldwide, our leaders and I are especially pleased to have this opportunity to spend time with all of you today.

It’s great to meet so many of you from ILG.  Our team and I very much look forward to working with you … as we, together, create a transformative industry leader when our two companies are combined, and … we establish powerful friendships across our teams that will last long into a rewarding future for all of us, our customers and our shareholders.

So, welcome and let’s get started.

Here’s what’s planned …

During today’s event, I’ll discuss the expected benefits and planning efforts now underway for combining our two companies. We’ll also take some time after our comments for some Q&A, addressing questions that we know are top of mind for many of you, as well as some we have recently received. I’ll then close with my personal thoughts about our exciting future together and the immense value our combined companies will represent for our stakeholders.

Before I begin our discussion, I want to emphasize the deep respect the MVW team and I share for you, Craig.  You and your team have created vacation ownership and management portfolios that are among the most respected in the industry and one of the premier exchange networks in the world.  Sincerest congratulations to you, and to your team, for your vision, industry leadership and ILG’s so many noteworthy accomplishments.

On a personal note, I’d also like to thank you for your long-standing friendship.  We have worked together for over 21 years through ARDA and industry initiatives (not to mention obviously our working relationship with you as our external exchange company), and I have consistently found our partnership to be exceptional.  I very much appreciate the relationship we share and thank you for that.

MVW’s leaders and I have great confidence that, when our two companies are combined, we will leverage the extraordinary talent and capabilities of MVW and ILG to drive long-term growth and superior financial results as, together, we serve our associates, Owners, Members, guests and shareholders with a singular commitment to excellence.

Before I begin our more detailed discussion, I know you have a few comments you’d like to make.

Craig Nash:

Thank you Steve for your kind words. Good morning everyone and thank you for joining us today. I echo Steve’s comments about the merits of the transaction. By joining forces, ILG and Marriott Vacations Worldwide will create a leading integrated vacation experience company, with greater scale, a broader portfolio of upper upscale resorts and complementary products to create even greater experiences for our members, owners and guests.

The origins of ILG date back to 1976, to a small start-up called Interval International.   Since then, and thanks to the dedication and hard work of our talented associates around the globe, we have been able to successfully adapt to changing industry dynamics throughout our history.

Our purchase of Aston Hotels & Resorts in 2007, which was later combined with Aqua Hospitality, marked the first phase of our evolution; from solely an exchange business to offering resort and rental management, establishing us as a leading provider of room nights in the high demand destination of the Hawaiian Islands.

With the acquisitions of Trading Places International in 2010 and Vacation Resorts International in 2012, ILG became the largest manager of legacy vacation ownership resorts in North America. VRI Europe, our 2013 joint venture, gave us a substantial footprint in Europe.

As the industry continued to consolidate, we determined that control of content and its distribution through internationally-recognized brands would provide the best platform for sustainable long-term growth.  We transformed the company through the acquisitions of Hyatt Vacation Ownership in 2014, and Vistana Signature Experiences two years later.  These transactions positioned us as a leading diversified vacation ownership company and made us the exclusive global licensee in the sector for three renowned hospitality brands: Hyatt, Sheraton, and Westin.

Each one of our businesses have long histories and values that are consistent with those of MVW.  We see the combination with MVW as the next logical step in our evolution.

As one company, we will create significant value for our shareholders, members, owners and guests. For our associates, we believe this transaction will create exciting opportunities for career growth across both companies.

Furthermore, our two companies have enjoyed a close relationship and a shared commitment to quality and exemplary customer service. Interval International has been the vacation services provider to Marriott Vacations Worldwide for nearly 30 years.

As we look forward, I know the company will be in good hands.  I have worked with many of MVW’s leaders, beginning with Bob Miller in 1990- and for over two decades with Steve to help build the vibrant vacation ownership industry we know today. I know Steve and his team share the same values and goals we have championed for so long, and we are confident that MVW and ILG are as strong a cultural fit as they are strategic.

I will now turn it back over to Steve…

Steve:

Thanks, Craig, appreciate those very kind words.

As you will hear throughout today’s event, this is an exciting time for all of us at MVW and ILG as we prepare to combine two industry leaders.

I first wanted to take a moment to address the ILG audience. Outside of the merger announcement, this is the first time many of you have heard me speak in a setting like this. I understand that change can be stressful, but change can also be exciting, which is what this is all about as we put our companies together.  I want to assure you, that we will use these forums to share exciting new updates and our future combined strategy.

Let’s spend a few moments to discuss some of the reasons why we at MVW are excited about the combination of our two companies:

When our two companies are united, we will create a transformational vacation ownership company that will be second to none in our industry.  We will serve almost 2 million exchange members around the world, and approximately 650,000 owners of upper upscale and luxury branded vacation ownership properties.  As a combined entity, we will manage 110 branded vacation ownership properties representing over 20,000 vacation ownership units and almost 200 properties managed by VRI, Trading Places International, and Aqua-Aston.  And if that isn’t impressive enough, together, we will generate a combined revenue of almost $4 billion.  Our global presence, portfolio of admired brands, management agreements, and exchange company leadership will distinctively and positively position the combined company as a global powerhouse in a highly competitive industry.

We will be the global licensee of seven upper-upscale and luxury vacation ownership brands.  I believe you’ll agree with me when I say that the portfolio of brands will be without peer in the industry for exceptional quality, vacation experiences and customer service.

Of note, too, Owners of our admired brands today account for more than one-third of Interval International’s exchange company membership.  Given this substantial overlap in owners and exchange company members, Interval International’s exchange partners will be reassured of II’s staying power, an important “plus” as we think about the long-term strength of the Interval International platform and its importance in the combined company’s performance.

When our two companies are combined, the resulting portfolio of vacation ownership brands will have significantly more high-quality properties in locations where our collective customers want to be.  The portfolio will feature world class resorts in beautiful destinations, like Phuket, Thailand; Bali, Indonesia; Cabo and Cancun, Mexico, to highly demanded urban properties in places like London, Boston and New York City.  The combined company’s materially expanded geographic footprint will benefit our team members, customers and shareholders, as we look to create enhanced vacation experiences.

Our existing agreements with Marriott International and ILG’s current relationship with Hyatt will provide our combined company access to extremely valuable marketing and sales channels, enabling us to drive profitable sales growth and superior financial performance.

Additionally, our larger combined organization, with its highly regarded management and rental businesses of Trading Places International, VRI Americas and Europe, and Aqua-Aston, and of course, the premier exchange company of Interval International, provides strong and diversified cash flows.  Looking ahead, we expect to maintain a strong balance sheet that will enable us to continue to grow and innovate as one company in the future.

Critically, too, in our view, is this … we believe enduring success requires a commitment to shared values, a culture of service, innovation and integrity, a “never-satisfied” determination to produce exceptional results across the board … from customer satisfaction and associate engagement to innovative practices and increased shareholder value.

As we at MVW have come to better know ILG over the past several months, it is very clear to us that our two companies share the essentials – actually the imperatives, for success – great cultures, inspiring values, a tireless commitment to our customers, and most vitally, a profound commitment to our associates.

I hope this helps you better understand the reasons for our excitement about what we believe the future holds for all of us.

I anticipate that just about now you’re saying to yourself … “ok, I get it, the reasons for combining our two companies are compelling, but … what will this transaction mean for me and for my team members when our two companies are combined?”

So let me start with what we know today.  We believe this transaction will provide exciting opportunities for our associates as we create a more diversified global organization when our two companies are combined.  To that point, as we have said before, Interval International is an important part of this transaction, and the II leadership, and its headquarters, will remain in Miami.  Let me be also clear, we are excited about the opportunities to maintain and grow ALL of the businesses that are part of this transaction.

As it relates to the opportunities that lies ahead, we recently established a Joint Integration Team, including MVW and ILG leadership, to begin laying out plans to bring our two companies together successfully.

The Joint Integration Team is led by Jason Marino, MVW’s Vice President, Corporate Finance, and Carlos Carreño, ILG’s Vice President, Corporate Development.  Gentlemen, would you please stand up to let everyone can see you.

This team meets regularly to lead the development of comprehensive plans to combine our businesses following the transaction closing, expected at the beginning of the fourth quarter this year.

Integration planning is a critical undertaking and will address the many processes across both companies, documenting why and what we do today, so we can thoughtfully lay the groundwork for where we will take our new organization in the future for optimum results.

We have created several small teams of subject matter experts and functional leaders within each of our companies to develop and lead work plans for their respective disciplines.

We have identified 4 cross-functional teams that are key to us successfully transforming our two companies – First, Growth Strategy and Innovation, dedicated to defining the vision and ambition for the combined organization, enhancing the new company’s capabilities and designing a roadmap for our future state.

Next is the Operating Model and Organization Design team which has a mandate to rethink how we do business independent of our current organizational structure, which will allow us to look across our organizations to leverage the diverse capabilities inherent in our two companies.

In addition, we have a team focused on Communication & Change Management, which has developed a comprehensive communications strategy intended to keep all of our stakeholders, both internal and external, as informed and up to date as possible.  The team will support events like today’s town hall and publish updates to our respective web portals.

The fourth cross-functional team, Synergy Capture, ensures all of our workstreams are achieving their targeted goals of cost savings, and more importantly, revenue growth, as we move through this complex process.

Our functional areas include Vacation Ownership, Exchange and Rental, and our corporate functions, as you can see above me.  This graphic highlights the complexity of this integration, but the real takeaways for you is that we are endeavoring to do more than just combine the two organizations.  We are creating our new company for the future to put us all in the best possible position to service all of our customers, help our associates grow, and deliver financial value to our shareholders.

All of these teams share common goals … to map current processes, to envision transformational future processes, and to assure a “seamless day one” experiences for all stakeholders on the very first day our companies are formally combined.  And, to do all of this without compromise to our commitment to our associates, customers, and shareholders.  It’s a tall order, but we have complete confidence in these teams.  Here’s why …

Hard work is already underway, and these teams are fully engaged.  They may not be sleeping much these day, but they are producing great work, even in these very early days of their efforts.  So, I ask this of you … if you are called on to support their efforts in any way, please respond willingly, thoroughly and promptly.

These teams’ efforts have already begun moving into full swing, and we’ll update you when there’s important news to share.

The goal of our planning process is to ensure that, following the completion of the transaction, integration is as seamless as possible for all of our stakeholders – including you and your teams.

My special thanks to Jason and Carlos and the integration teams that are now at work … and those that will come to be involved in the near term … for their future hard work.  Your contributions are invaluable to our combined company’s success, and for that, we are all truly appreciative. Thank you very much.

If I were in your seat, the additional question I’d ask is – “What do you need of me and my team now as we engage in this process?”

Many of you here today may not be a member of one of our integration teams, however, your contributions will govern our success.  I cannot stress this enough.  Your contributions in the near term, will govern our future success.  And, these contributions will be as equally important as those of the integration teams.

We all have current year priorities and goals, from contract sales to customer satisfaction, and they continue to be of paramount importance.  While combining our companies is an enormous undertaking, it does not diminish the importance of the performance of each business. We can all contribute to our respective companies’ success, by delivering stellar results in 2018.  I think this is pretty straightforward.  In a way, it’s “business as usual” in very “unusual” times.  Stated differently … don’t permit the transaction to overshadow your “day jobs.” I think you get it, and thanks in advance for all of your efforts.

Your contribution to our performance as separate companies is what has allowed us to be the industry leaders we are, and it is your performance that has paved the way for our companies to now come together to lay the foundation for our future success.

When our two companies are combined, we intend to “hit the ground running.”  We will continue to deliver world class experiences for our Owners, members and guests.  We will continue to be faithful to our values and our dedication to the well-being of our associates, and we will continue to create substantial value for our shareholders.  We will be innovators.  In short, we will be the “best of the very best,” just as we are today.

Let’s now take a moment to reflect on what we have accomplished in less than seven weeks from the acquisition announcement on April 30th:

As part of any transaction of this nature, there are milestones that must be achieved, and I am very pleased to announce that we received our U.S. antitrust approvals a couple of weeks ago, well ahead of our initial expectations, and just last week we made an important filing with the U.S. Securities and Exchange Commission required to continue on our current schedule.  These are monumental milestones, given the fact that we have achieved these accomplishments in just our first 45 days.

My very special thanks to so many of you who have driven these accomplishments in such a short amount of time.  Thanks to you, we are well on our way to becoming one organization – a powerful and successful global leader in a very competitive industry.

I imagine you’re now wondering what comes next.  Well, if you had witnessed the meetings that I have attended, you would be just as excited as I am.  The positive energy that has come out of these integration meetings is contagious, and the early insights these teams have already produced are impressive. The meetings have all been centered around creating an organization that will give YOU and your teams the best experience and opportunities in the future.

Growth... Innovation... Collaboration – that’s what we’re committed and determined to deliver.

Over the coming months, we will continue to share the outcomes of our integration efforts with you.

For associates of MVW today, you will find the most current updates on Wave. Likewise, for ILG associates, you will find regular updates on Lead U.  If you have additional questions, we encourage you to please submit them through these portals.

Also, I want to make you aware, that we expect to host a second town hall in Miami later this summer and will provide you event details as they come together.

If you have any questions, please check the Frequently Asked Questions that have been posted on Lead U and WAVE.

I know many of you are wondering what all of this means for you, so I now want to spend a few moments answering some of the questions we have recently received in the integration email box.

Many of you have asked when you will know whether your position will be impacted.

For now, what we can tell you is this … overall, we expect there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization.  That means that an opportunity could arise somewhere in the new organization for you to take the skills and talents you have grown over your career and utilize them in important new ways.  What you are doing today may lead you to something new tomorrow.

We know that our people are our most important asset.  We are excited about the talent that both organizations bring to this combination.  It is our intention to assure the success of the combined organization utilizing the very best talent from our two companies that will support our future vision.  In doing so, we will give fair consideration to associates from both companies.

Until the transaction is complete, as I said earlier, which we expect to occur at the beginning of the fourth quarter of this year, our two businesses will remain separate and independent.

What this means is that there are no changes to your current roles at this time, and the most important thing you can do is remain focused on your day-to-day responsibilities and the engagement of your team members.

We plan to share additional details in the coming weeks. We understand this is top-of-mind for everyone, so I want to assure you that we are committed to keeping you informed as important decisions are made and do so on a timely basis.

Another question we received is whether there will be any changes to compensation or benefits. At this time, while no changes are anticipated in the short term, we are working through these decisions as quickly as possible and will keep you informed as we have more information.

We have also heard you ask when the integration will be complete. We can’t start integrating our two companies until the transaction is closed, so we are focused on planning for the integration process, and – as you’ve heard today – these efforts are well underway.

Hopefully, it is clear to all of us that MVW and ILG enjoy strong and complementary cultures. Specifically, we share a commitment to excellence and superior guest service and to creating an unparalleled vacation experience for our Owners, Members and guests. We are confident that our two companies will be a great fit.

The integration will not be completed overnight – some aspects of it will take much longer – but we will work as quickly as possible, and again, as key decisions are made we are committed to keeping you informed.

And finally, many of you have asked how our Owners and Members have responded to the announcement of our combination. I’m pleased to report that the feedback we have received thus far has been very positive – they are excited, just like us, about the prospects of what the combination will create.

You’ve heard today about recent and impressive accomplishments, including the establishment of integration teams, U.S. antitrust approval, the proxy issuance last week, and we await response to our antitrust approval request from Mexico.  It’s been a very quick seven weeks, and, for me, it’s been rewarding beyond description.  I am humbled and amazed by the talent I see every day.  And I thank you for that!

What’s coming up?

Over the coming months, the Joint Integration Team will meet regularly to continue to plan for the MVW and ILG combination.

As a reminder, it’s important that we all follow the team’s lead and conduct all of our integration efforts only within the official “integration team” structure.  Please do not contact or in any way coordinate on integration matters with counterparts in the other company unless you are specifically asked to do so by the Integration Team.

For now, it remains business as usual at both MVW and ILG, so please remain focused on your responsibilities to our associates and customers.

With that, we will now answer a few questions that we have received from you in the room and from the integration inbox. Jeff – what’s the first question?

Q&A

Jeff: Steve – our first question relates back to the announcement of the transaction on April 30th.  At the announcement you mentioned that there will be a minimum of $75 million of cost synergies when the companies are combined.  How do you plan to achieve this and can you share more about the potential impacts to associates?

Steve: Well we were thinking about passing a plate here… we thought we’d start - nah it’s is a great question and I know both Craig and I are glad to give you insight into this, You know there are natural cost savings that occur when two public companies of our size come together from redundancies throughout the organization.  As an example, we won’t need two corporate boards and at a high level, at a high level, we will be able to reduce our public company costs as one entity, for example, you only need to have one listing on a Stock Exchange.  As we discussed, the joint integration team is working on a new way forward which we believe will drive the remainder of these savings.  And in the end, this is the question “what happens to my job” and I know this is top of mind for some of you but for now there are no changes to associate roles at this time, and the most important thing everyone can do is remain focused on their current responsibilities. And I want to emphasize where we are in the planning process. We are in the first stage of planning to determine our strategic priorities and vision for the combined company. From there, we will determine which operating model and organizational structure will enable us to achieve that strategy and that vision and only then can we determine what names will go in boxes and who will lead that work. I know it’s frustrating to many of you and I’m sure many of you would like to have answers today. The simple answer is we don’t have those answers. But we will share additional details in the coming weeks and are committed to keeping everyone informed as important decisions are made.

Craig: If I could step in here as well, I’d like to reiterate what Steve mentioned earlier.  This is not a simple acquisition. It’s not a tuck-in. It’s not a bolt-on.  The integration teams are working very hard to create a brand-new organization, and yes there will be impacts to associates that are unknown to us at this time, however there will be tremendous opportunity as well.  We expect to have more to share as we get closer to closing and are committed to keeping you up to date through your respective portals.

Jeff: Thank you. Our next question comes from the MVW sales and marketing organization: If I have an Owner who may be interested in ILG’s properties. Can I coordinate with an ILG sales team?  And I would assume this question would work from the other side is well.

Steve: Thanks Jeff. The answer to question is unfortunately, no. And that’s because of antitrust rules. Until the transaction closes, MVW and ILG will need to continue to operate as separate companies, and there should be no coordination of competitive or sales conduct between the two companies. The MVW and ILG teams should continue to solicit customers and pursue new business opportunities independent of each other. And I know that answer may be less than totally fulfilling to a customer or prospective owner sitting across from one of our sales associates. But encourage them to reach out to the other organization uh and I’m sure they’ll be happy to talk with them about securing ownership with that business.

Craig: I would like to make sure I reiterate this to my team as well, please remember that we are two separate companies until close.  As a sales organization, we don’t speculate on what may lie ahead for our owners and guests unless you are given an update from us or the integration team.  You should continue to follow the rules and procedures you have today and we will let you know when something changes.

Jeff: Our last question: I read the associate letter and FAQ, but I have some more questions.  If my manager doesn’t have all the answers, where should I go?

Steve: I can only imagine, like I, like Craig, that virtually everybody involved in this process, everyone has something more they’d like to know right now. The simple answer is There are many things we don’t know yet and we don’t have answers for, so let me say this, in absence of information, please do not fill in the gaps with speculation, because there’s a very good chance that speculation will be dead wrong. use the tools that have been provided.  And it’s ok to tell someone, we don’t know yet. we will do our best to provide the answers that we have at that time and hopefully you can use those as they become available.

Craig: Please use the information portals that have been provided by your respective companies.  We encourage associates to submit any additional questions to our respective integration email inboxes.

Closing

We are confident that our company’s shared values and vision will enable a successful integration and a rewarding future. As we wrap up today, I want to emphasize that both Craig and I truly value all of you and appreciate all of the hard work that has gone in to developing into the industry leaders they are today.

Speaking personally, I look forward to welcoming the ILG team to MVW and working with all of you on this transformational effort.

I speak for the entire MVW family when I say we are proud to bring our teams together and we truly believe this is a great opportunity for our combined organizations and associates.

Thank you all for your time. Have a great rest of your day.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (the “Company”) and Marriott Vacations Worldwide Corporation’s (“MVW”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and MVW; our beliefs relating to value creation as a result of a potential combination of the Company and MVW; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and MVW will be submitted to the Company’s stockholders and MVW’s stockholders for their consideration.  In connection with the proposed transaction, MVW prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of the Company and MVW and was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018, and each will mail the definitive joint  proxy statement/prospectus to their respective stockholders and will file other documents regarding  the proposed transaction with the SEC. These preliminary materials are not yet final and will be amended.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or MVW may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or MVW with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com.

PARTICIPANTS IN THE SOLICITATION

The Company, MVW, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on May 7, 2018, and information about MVW’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018.  These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018 and may be included in other relevant materials that the Company and MVW file with the SEC.